

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Jaeson Bang
Chief Executive Officer
Oracle Health, Inc.
910 Woodbridge Court
Safety Harbor, Florida 34695

> **Re: Oracle Health, Inc.**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 21, 2022**
> **File No. 024-11356**

Dear Mr. Bang:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis A. Bevilacqua, Esq.